Filed Purusant to Rule 424(b)(3)
Registration No. 333-194739
PROSPECTUS

Up to $10,000,000 of

F & M Bank Corp.
        5.10% Series A Noncumulative Mandatorily Convertible Preferred Stock

We are offering up to $10,000,000 of our 5.10% Series A Noncumulative Mandatorily Convertible Preferred Stock, which we refer to in this prospectus as the “Series A Preferred Stock,” at an offering price of $25.00 per share. The annual dividend on each share of our Series A Preferred Stock is $1.275 and is payable quarterly in cash, when, as and if declared, on the last day of March, June, September and December, commencing  December 31, 2014. If our board of directors does not declare a dividend or we fail to pay a dividend declared by our board for any quarterly dividend period, you will not be entitled to receive any dividend for that quarterly dividend period and the undeclared or unpaid dividend will not accumulate.

Each share of our Series A Preferred Stock will be convertible at your option at any time, unless previously redeemed, into 1.111  shares of our common stock, which we refer to in this prospectus as the “Common Stock.” This conversion rate reflects an initial conversion price of $22.50 per share of Common Stock, which may be adjusted as described in this prospectus. See “Description of the Series A Preferred Stock—Optional Conversion Right.”  The shares of Series A Preferred Stock also are convertible at our option, in whole or in part, into shares of our Common Stock at the conversion price, if the closing price of our Common Stock equals or exceeds the conversion price for at least 20 trading days within any period of 30 consecutive trading days. Cash will be paid in lieu of issuing any fractional share interest.

The Series A Preferred Stock is redeemable by us, in whole or in part, at any time on and after the third anniversary of the issue date for the liquidation amount of $25.00 per share of Series A Preferred Stock, plus any declared and unpaid dividends.

All shares of our Common Stock issued upon conversion of the Series A Preferred Stock will be freely tradable without restriction under the Securities Act of 1933, as amended, except for shares purchased by our “affiliates.”

We have engaged FIG Partners, L.L.C. and Compass Point Research & Trading, LLC to act as our sales agents to use their best efforts to sell the shares of Series A Preferred Stock offered hereby.  Because the offering is on a best efforts basis, the sales agents are not required to sell any minimum number or dollar amount of shares of Series A Preferred Stock and are not obligated to purchase the shares if they are not sold to the public. We expect that the offering will terminate on or about October 31, 2014, unless extended by us in our sole discretion.

The offering is not contingent upon the occurrence of any event, and there is no minimum number or dollar amount of shares that must be sold in order to close the offering.  We may determine, in our sole discretion, to close the offering at any time, including through multiple closings, no matter the number of shares or amount subscribed for at such time.  Proceeds of the offering will be deposited in a non-interest bearing account at Farmers & Merchants Bank, our wholly-owned subsidiary, pending closing, and will become immediately available to us upon closing.  Accordingly, we may determine, in our sole discretion, to close the offering and make immediate use of investor funds at any time, even if we raise only a small portion of the total maximum offering amount.  If for any reason we determine not to close the offering, any investor funds deposited in our account pending closing will be returned promptly, without interest or penalty.

The Series A Preferred Stock will not be listed for trading on any stock exchange or available for quotation on any national quotation system.  Our Common Stock is quoted on the OTC Markets Group’s OTCQB tier under the symbol “FMBM.”  The closing price of our Common Stock on October 6, 2014 was $18.45.

Investing in our Series A Preferred Stock involves risks. See “Risk Factors” beginning on page 6 to read about factors you should consider before making your investment decision.

	Per Share	Total (1)
Price to public	$25.00	$10,000,000
Sales agents’ fees and commissions (2)	$1.00	$383,500
Proceeds, before expenses, to us (2)(3)	$24.00	$9,616,500

(1) Assumes the sale of all $10 million of Series A Preferred Stock.
(2) Payable to FIG Partners, L.L.C. and Compass Point Research & Trading, LLC, our sales agents.  The sales agents will receive a fee of 4% of the gross proceeds of shares sold in the offering, but have agreed to accept a reduced fee of 1% of the gross proceeds with respect to shares purchased by investors in exchange for subordinated debt of Farmers & Merchants Bank, a wholly-owned subsidiary of the Company, and 2% of the gross proceeds with respect to shares sold in the offering to the Company’s directors and executive officers.  The table assumes that (i) all shares will be sold, (ii) directors and executive officers of Farmers & Merchants Bank will purchase 22,000 shares in exchange for subordinated debt of Farmers & Merchants Bank and (iii) a fee of 4% of the gross proceeds will be paid to the sales agents for all shares sold in the offering, other than the 22,000 shares sold to directors and executive officers in exchange for subordinated debt of Farmers & Merchants Bank for which a 1% fee will be paid..  The terms of our arrangement with the sales agents are described under “Plan of Distribution” beginning on page 32.
(3) Before offering expenses of approximately $103 thousand.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

The sales agents expect to deliver the shares of Series A Preferred Stock to purchasers on or about October 31, 2014, subject to customary closing conditions.

             FIG Partners, L.L.C.                                                                           Compass Point

The date of this prospectus is October 7,  2014

ABOUT THIS PROSPECTUS

In making your investment decision, you should only rely on the information contained in or incorporated by reference into this prospectus.  See “Incorporation of Certain Documents by Reference.”  We have not authorized anyone to provide you with any other or different information.  If anyone provides you with information that is different from, or inconsistent with, the information in this prospectus, you should not rely on it.  We believe the information in this prospectus is materially complete and correct as of the date on the front cover.  We cannot, however, guarantee that the information will remain correct after that date.  For that reason, you should assume that the information in this prospectus is accurate only as of the date on the front cover and that it may not still be accurate on a later date.  This document may only be used where it is legal to sell these securities.  The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of our shares of Series A Preferred Stock.

You should not interpret the contents of this prospectus to be legal, business, investment or tax advice.  You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our Series A Preferred Stock.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our Series A Preferred Stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of our Series A Preferred Stock or possession or distribution of this prospectus in those jurisdictions.  Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and certain markets in Virginia.  We obtained this market data from independent publications or other publicly available information.  Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

Unless this prospectus otherwise indicates or the context otherwise requires, the terms, “F & M Bank Corp.,” “Company,” “we,” “us,” and “ours” as used in this prospectus refer to F & M Bank Corp. and its subsidiaries as a combined entity.  Also, as used in this prospectus, “Bank” refers to our wholly-owned banking subsidiary, Farmers & Merchants Bank.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange Commission (the “SEC”).  You may read and copy any of these filed documents at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549.  Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Our Internet address is www.fmbankva.com.  We make available on our website, free of charge, our periodic and current reports, proxy and information statements and other information we file with the SEC and amendments thereto as soon as reasonably practicable after we file such material with, or furnish such material to, the SEC, as applicable. The contents of the website are not incorporated into this prospectus or into our other filings with the SEC.

This prospectus is part of a registration statement and does not contain all of the information included in the registration statement.  Whenever a reference is made in this prospectus or any prospectus supplement, if applicable, to any contract or other document of ours, you should refer to the exhibits that are a part of the registration statement for a copy of the referenced contract or document.  Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and you should review the complete copy filed with the SEC of any document summarized herein for more information about any such provisions.

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference the documents listed below:

•	Our annual report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”);
•	The portions of our definitive proxy statement for our 2014 annual meeting of shareholders, filed with the SEC on April 11, 2014, that have been incorporated by reference into the Form 10-K;
•	Our quarterly reports on Form 10-Q for the periods ended March 31, 2014 and June 30, 2014; and
•	Our current reports on Form 8-K filed with the SEC on March 21, 2014 and May 15, 2014 (except to the extent the information contained therein is “furnished” and not “filed” pursuant to SEC rules).

On the written or oral request of each person, including any beneficial owner, to whom a copy of this prospectus is delivered, we will provide, without charge, a copy of any or all of the documents incorporated in this prospectus or in any related prospectus supplement by reference, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

Written requests for copies should be directed to Neil W. Hayslett, Executive Vice President and Chief Administrative Officer, F & M Bank Corp., P.O. Box 1111, Timberville, Virginia 22853.  Telephone requests for copies should be directed to (540) 896-8941.

You should rely only upon the information provided in this document, or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover or the date given in the applicable document.

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PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” our financial statements and the notes thereto incorporated by reference in our annual report and quarterly reports, and the other documents we refer to and incorporate by reference in this prospectus for a more complete understanding of us and this offering before making an investment decision. In particular, we incorporate important business and financial information in this prospectus by reference.

Corporate Overview

F & M Bank Corp., incorporated in Virginia in 1983, is a one bank holding company pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, and owns 100% of the outstanding stock of its affiliate, Farmers & Merchants Bank.  TEB Life Insurance Company (“TEB”) and Farmers & Merchants Financial Services, Inc. (“FMFS”) are wholly-owned subsidiaries of the Bank.  The Bank also holds a majority ownership interest in VBS Mortgage LLC (“VBS”).

The Bank was chartered on April 15, 1908, as a state chartered bank under the laws of the Commonwealth of Virginia.   TEB was incorporated on January 27, 1988, as a captive life insurance company under the laws of the State of Arizona.  FMFS is a Virginia chartered corporation and was incorporated on February 25, 1993.  VBS (formerly Valley Broker Services, Inc.) was incorporated on May 11, 1998.  The Bank purchased a majority interest in VBS on November 3, 2008.

The Bank offers all services normally offered by a full-service commercial bank, including commercial and individual demand and time deposit accounts, repurchase agreements for commercial customers, commercial and consumer loans, internet and mobile banking, drive-in banking services, ATMs at all branch locations and several off-site locations, as well as courier service for its commercial banking customers.  TEB was organized to re-insure credit life and accident and health insurance currently being sold by the Bank in connection with its lending activities.  FMFS was organized to write title insurance, but now provides brokerage services and commercial and personal lines of insurance to customers of the Bank.  VBS originates conventional and government sponsored mortgages through their offices in Harrisonburg and Woodstock, Virginia.

The Bank provides services to customers located mainly in Rockingham, Shenandoah and Page Counties in Virginia, and the adjacent counties of Augusta, Virginia and Hardy, West Virginia.  Services are provided at nine branch offices, a Dealer Finance Division and a loan production office.

The Bank makes various types of commercial and consumer loans and has a large portfolio of residential mortgages and a concentration in development lending.  The local economies in the Bank’s market area are relatively diverse with strong employment in the agricultural, manufacturing, service and governmental sectors.

As of June 30, 2014, we reported total consolidated assets of $569.4 million, gross loans held for investment of $495.3 million, deposits of $472.2 million and shareholders’ equity of $67.8 million.

Our Common Stock is quoted on the OTC Markets Group’s OTCQB tier under the symbol “FMBM.”  The closing price of our Common Stock on October 6, 2014 was $18.45.

Private Placement

On March 20, 2014, we entered into securities purchase agreements with a limited number of institutional and other accredited investors, including certain directors and executive officers of the Company, to sell a total of 774,231 newly issued shares of our Common Stock at a purchase price of $16.50 per share, for an aggregate gross purchase price of approximately $12.8 million (the “Private Placement”). The net proceeds of the Private Placement, after placement agent discounts and commissions and estimated expenses, were approximately $12.0 million. We intend to use the net proceeds from the Private Placement for general corporate purposes. The Private Placement closed on March 20, 2014.

Corporate Information

Our principal executive office is at 205 South Main Street, Timberville, VA 22853, and our phone number is (540) 896-8941.  We maintain a website at www.fmbankva.com, which contains information relating to us.  Unless specifically incorporated by reference, information on our website is not a part of this prospectus.

The Offering

Securities Offered	Up to $10,000,000 of Series A Preferred Stock, par value $5.00 per share.

Offering Price per Share	$25.00

Liquidation Preference	$25.00 per share of Series A Preferred Stock, plus an amount equal to the sum of all declared, accrued and unpaid dividends.

Maturity	Perpetual

Dividends
5.10% per annum, which is equivalent to $1.275 per annum per share. Dividends are payable quarterly, when, as and if declared, on the last day of March, June, September and December of each year, commencing December 31, 2014.

In order for the Series A Preferred Stock to qualify for Tier 1 capital treatment, dividends are noncumulative and are payable if, when and as authorized and declared by our board of directors. If for any reason the board of directors does not authorize full cash dividends for a dividend period, we will have no obligation to pay any dividends for that period, whether or not our board of directors authorizes and declares dividends on the Series A Preferred Stock for any subsequent dividend period.

Notwithstanding the foregoing, holders of the Series A Preferred Stock have a priority on the receipt of dividends relative to the holders of our Common Stock or any other junior securities of ours, if any.  If we have not declared and paid or set aside for full payment of the quarterly dividends on the Series A Preferred Stock for a particular dividend period, we may not declare or pay dividends on, or redeem or purchase, shares of securities junior to the Series A Preferred Stock during the next succeeding dividend period except in limited circumstances.

Conversion by Holder
Each share of Series A Preferred Stock will be convertible at the option of the holder into 1.111 shares of our Common Stock (which reflects an initial conversion price of $22.50 per share of Common Stock), subject to certain adjustments. See “Description of the Series A Preferred Stock—Optional Conversion Right.”

Conversion by Us
We may, at our option, at any time or from time to time cause some or all of the Series A Preferred Stock to be converted into shares of our Common Stock at the then applicable conversion rate. We may exercise our conversion right if, for 20 trading days within any period of 30 consecutive trading days, the closing price of our Common Stock exceeds the then applicable conversion price of the Series A Preferred Stock. See “Description of the Series A Preferred Stock—Mandatory Conversion at Our Option.”

Redemption
Subject to prior approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Series A Preferred Stock is redeemable at our option at any time, in whole or in part, on and after the third anniversary of the original issue date of the Series A Preferred Stock, at $25.00 per share, plus declared and unpaid dividends, if any, for the prior and the then current dividend periods.

Ranking
The Series A Preferred Stock will be, with respect to dividends and upon liquidation, dissolution or winding-up: (i) junior to each class of capital stock or series of preferred stock, the terms of which expressly provide that it ranks senior to the Series A Preferred Stock; (ii) on a parity with any future class of capital stock or preferred stock, the terms of which expressly provide that such class ranks on parity with the Series A Preferred Stock; and (iii) senior to all classes of our Common Stock or series of preferred stock, the terms of which do not expressly provide that it ranks senior to or on a parity with the Series A Preferred Stock.

In addition, the rights of the holders of Series A Preferred Stock will be subordinate to the rights of our existing and future debt obligations and our general creditors, including depositors.

As of the consummation of this offering, the Series A Preferred Stock will not rank junior to any of our securities and will rank senior to our  Common Stock. “Description of the Series A Preferred Stock—Ranking.”

Voting	Except as required by law and our articles of incorporation, which will include the terms of the Series A Preferred Stock, the holders of Series A Preferred Stock will have no voting rights.

Use of Proceeds
We expect to receive net proceeds from this offering of approximately $9.5 million, after deducting sales agents’ and commissions and other estimated expenses. We intend to use the proceeds of the offering for the redemption, repurchase or exchange of the subordinated debt of the Bank. See “Use of Proceeds.”

Listing	The Series A Preferred Stock will not be listed for trading on any stock exchange nor will they be available for quotation on any national quotation system.

Redemption or Exchange of Subordinated Debt
Upon the sale of preferred shares to certain prospective purchasers who currently hold the outstanding subordinated debt of the Bank, we may accept, in lieu of cash consideration, such debt with a principal face amount equal to the offering price of the Series A Preferred Stock to be received.  See “Use of Proceeds.”

Tax Consequences
Material U.S. federal tax considerations relevant to the purchase, ownership and disposition of our Series A Preferred Stock and Common Stock issued upon its conversion are described in “Material U.S. Federal Income Tax Consequences.” Prospective investors are advised to consult with their own tax advisors regarding the tax consequences of acquiring, holding or disposing of our Series A Preferred Stock and Common Stock issued upon its conversion in light of current tax laws, their particular personal investment circumstances and the application of state, local and other tax laws.

Management Participation in Offering
We currently expect certain of our directors and executive officers to participate in the offering and collectively to purchase approximately $550,000 of Series A Preferred Stock in exchange for outstanding subordinated debt of the Bank held by them.

Shares Outstanding after this Offering	3,290,381 shares of Common Stock. 400,000 shares of Series A Preferred Stock.

Risk Factors	Before investing, you should carefully review the information contained under "Risk Factors" beginning on page 6 for a discussion of the risks related to an investment in our Series A Preferred Stock.

SUMMARY FINANCIAL INFORMATION

The information at and for the years ended December 31, 2009 through 2013 is derived in part from, and should be read together with, our audited consolidated financial statements and notes thereto incorporated by reference herein.  The information at and for the six months ended June 30, 2014 and 2013 is from our unaudited consolidated financial statements and notes thereto which are incorporated by reference herein. In the opinion of our management, however, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods have been made. The operating data for the six months ended June 30, 2014 are not necessarily indicative of the results that might be realized for the year ending December 31, 2014.  You should read the detailed information and the financial statements included elsewhere in this prospectus or incorporated by reference in this prospectus.

	At and For the Six Months Ended June 30,		At and For the Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share data)
Income Statement Data:
Interest and Dividend Income	$12,965	$13,108	$25,966	$27,225	$27, 680	$27,870	$27,516
Interest Expense	1,869	2,506	4,733	6,294	7,719	9,005	10,182

Net Interest Income	11,096	10,602	21,193	20,931	19,961	18,865	17,334
Provision for Loan Losses	1,500	2,025	3,775	4,200	4,000	4,300	4,210

Net Interest Income after Provision for Loan Losses	9,596	8,577	17,418	16,731	15,961	14,565	13,124
Noninterest Income	1,728	1,960	3,925	3,627	3,118	3,249	3,111
Securities Gains (Losses)	-	-	-	-	1,024	349	(1,754)
Noninterest Expenses	7,539	7,168	14,720	13,362	12,892	12,741	12,188

Income before Income Taxes	3,785	3,369	6,623	6,996	7,211	5,422	2,293
Income Tax Expense	1,118	1,020	1,907	2,095	2,523	1,681	339
Net Income	$2,667	$2,349	$4,716	$4,901	$4,688	$3,741	$1,954
Per Share Data:
Net Income	$ 0.91	$0.94	$ 1.88	$ 1.96	$ 1.91	$ 1.63	$ 0.85
Dividends Declared	0.34	0.34	0.68	0.64	0.60	0.60	0.76
Book Value	20.62	20.36	21.56	19.76	18.53	18.31	16.99
Balance Sheet Data:
Assets	$569,443	$556,842	$552,788	$596,904	$566,734	$538,855	$539,223
Loans Held for Investment	495,206	470,852	478,453	465,819	451,570	445,147	434,403
Loans Held for Sale	13,697	16,741	3,804	77,207	60,543	23,764	31,168
Securities	19,125	16,551	38,486	18,807	22,108	24,144	26,220
Deposits	472,250	455,320	464,149	453,796	435,947	425,051	420,643
Short-Term Debt	3,295	3,013	3,423	34,597	18,539	5,355	9,085
Long-Term Debt	17,691	37,048	21,691	47,905	57,298	58,979	63,096
Stockholders’ Equity	67,817	50,887	54,141	49,384	46,180	42,229	39,002
Average Shares Outstanding	2,945	2,501	2,504	2,496	2,450	2,299	2,292
Financial Ratios:
Return on Average Assets (1)	0.93%	0.84%	0.82%	0.86%	0.84%	0.69%	0.38%
Return on Average Equity (1)	7.92%	9.29%	9.11%	10.26%	10.41%	9.22%	5.10%
Net Interest Margin	4.35%	4.04%	4.02%	3.95%	3.87%	3.77%	3.70%
Efficiency Ratio (2)	57.72%	55.31%	58.15%	54.03%	55.43%	57.23%	57.74%
Dividend Payout Ratio	36.97%	36.23%	36.17%	32.65%	31.41%	36.81%	89.18%

Capital and Credit Quality Ratios:
Average Equity to Average Assets (1)	11.91%	9.15%	9.00%	8.35%	8.14%	7.46%	7.37%
Allowance for Loan Losses to Loans (3)	1.61%	1.72%	1.71%	1.75%	1.54%	1.30%	0.88%
Nonperforming Loans to Total Assets (4)	1.30%	2.49%	2.28%	2.24%	2.61%	2.94%	1.42%
Nonperforming Assets to Total Assets (5)	2.01%	3.00%	2.75%	2.73%	3.15%	3.22%	1.52%
Net Charge-offs to Total Loans (3)	0.34%	0.44%	0.78%	0.64%	0.63%	0.53%	0.59%

(1)	Ratios are primarily based on daily average balances.
(2)
The Efficiency Ratio equals noninterest expenses divided by the sum of tax equivalent net interest income and noninterest income. To calculate tax equivalent net interest income, the interest earned on tax exempt loans and investment securities has been adjusted to reflect the amount that would have been earned had these investments been subject to normal income taxation. For a reconciliation of tax equivalent net interest income to GAAP measures, see the table below. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains (losses) on securities transactions.

(3)	Calculated based on Loans Held for Investment, excludes Loans Held for Sale.
(4)	Calculated based on 90 day past due and non-accrual to Total Assets.
(5)	Calculated based on 90 day past due, non-accrual and Other Real Estate Owned to Total Assets.

Tax equivalent net interest income is a measure that is not recognized under generally accepted accounting principles in the United States (“GAAP”).  The following table provides detail on the components of tax equivalent net interest income:

	At and For the Six Months Ended June 30,		At and For the Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share data)
GAAP Financial Measurements
Interest Income—Loans	$12,842	$12,986	$25,718	$26,984	$27,295	$27,256	$26,563
Interest Income—Securities and Other Interest-Earning Assets	123	122	248	240	384	615	976
Interest Expense—Deposits	1,285	1,701	3,242	4,321	5,396	6,556	7,802
Interest Expense—Other Borrowings	584	805	1,531	1,973	2,322	2,450	2,380
Total Net Interest Income	11,096	10,602	21,193	20,930	19,961	18,865	17,357

Non-GAAP Financial Measurements:
Add: Tax Benefit on Tax-Exempt Interest Income—Loans	45	48	89	97	98	106	125
Add: Tax Benefit on Tax-Exempt Interest Income—Securities and Other Interest-Earning Assets	-	-	-	-	22	41	36
Total Tax Benefit on Tax-Exempt Interest Income	45	48	89	97	120	147	161
Tax Equivalent Net Interest Income	$11,141	$ 10,650	$21,282	$21,027	$20,081	$19,012	$17,518

RISK FACTORS

An investment in our Series A Preferred Stock involves significant risks.  You should carefully consider the risks and uncertainties and the risk factors set forth in the documents and reports filed with the SEC that are incorporated by reference into this prospectus and the risks described below before you make an investment decision regarding the Series A Preferred Stock.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

Risk Factors Related to the Company

General economic conditions in our market area could adversely affect us.

We are affected by the general economic conditions in the local markets in which we operate. Since the recession began in 2008, our market has experienced a significant downturn in which we have seen falling home prices, rising foreclosures and an increased level of commercial and consumer delinquencies.  Although economic conditions have improved, many businesses and individuals are still experiencing difficulty as a result of the recent economic downturn and protracted recovery.  If economic conditions in our market do not continue to improve, we could experience further adverse consequences, including a decline in demand for our products and services and an increase in problem assets, foreclosures and loan losses.  Future economic conditions in our market will depend on factors outside of our control such as political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government, military and fiscal policies and inflation, any of which could negatively affect our performance and financial condition.

Our allowance for loan losses may prove to be insufficient to absorb losses in the loan portfolio.

Like all financial institutions, we maintain an allowance for loan losses to provide for loans that our borrowers may not repay in their entirety. We believe that we maintain an allowance for loan losses at a level adequate to absorb probable losses inherent in the loan portfolio.  Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations with us.  At June 30, 2014, our non-performing loans were $7.4 million, compared to $12.6 million at December 31, 2013 and $13.4 million at December 31, 2012.  Our provision for loan losses was $3.8 million for the year ended December 31, 2013 and $1.5 million for the first six months of 2014.  Our loan loss allowance was $8.0 million, or 1.61% of total loans held for investment at June 30, 2014.

The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in the loan portfolio, we cannot fully predict such losses or that the loss allowance will be adequate in the future. While the risk of nonpayment is inherent in banking, we could experience greater nonpayment levels than we anticipate. In addition, we have loan participation arrangements with several other banks within the region and may not be able to exercise control of negotiations with borrowers in the event these loans do not perform. Additional problems with asset quality could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase further, which could adversely affect our results of operations and financial condition.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of management. Any increase in the amount of the provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

Our loan concentrations could, as a result of adverse market conditions, increase credit losses which could adversely impact earnings.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market area, which could result in adverse consequences to us in the event of a prolonged economic downturn in our market. As of June 30, 2014, approximately 86% of our loans had real estate as a primary or secondary component of collateral.  A significant decline in real estate values in our market would mean that the collateral for many of our loans would provide less security. As a result, we would be more likely to suffer losses on defaulted loans because our ability to fully recover on defaulted loans by selling the real estate collateral would be diminished. In addition, our consumer loans (such as automobile loans) are collateralized, if at all, with assets that may not provide an adequate source of repayment of the loan due to depreciation, damage or loss.

We also have a large portfolio of residential mortgages and a concentration in development lending, both of which could be adversely affected by a decline in the real estate markets.  Construction and development lending entails significant additional risks, because these loans, which often involve larger loan balances concentrated with single borrowers or groups of related borrowers, are dependent on the successful completion of real estate projects.  Loan funds for construction and development loans often are advanced upon the security of the land or home under construction, which value is estimated prior to the completion of construction.  The deterioration of one or a few of these loans or loan relationships could cause a significant increase in the percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition.

Our small-to-medium sized business target market may have fewer financial resources to weather a continued downturn in the economy.

We target our commercial development and marketing strategy primarily to serve the banking and financial services needs of small and medium sized businesses. These businesses generally have less capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the markets in which we operate, our results of operations and financial condition may be adversely affected.

Our inability to maintain adequate sources of funding and liquidity may negatively impact our current financial condition or our ability to grow.

Our access to funding and liquidity sources in amounts adequate to finance our activities on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general.  In managing our balance sheet, a primary source of funding asset growth and liquidity historically has been deposits, including both local customer deposits and brokered deposits.  If the level of deposits were to materially decrease, we would have to raise additional funds by increasing the interest that we pay on certificates of deposit or other depository accounts, seek other debt or equity financing, or draw upon our available lines of credit.  Our access to these funding and liquidity sources could be detrimentally impacted by a number of factors, including operating losses, rising levels of non-performing assets, a decrease in the level of our business activity as a result of a downturn in the markets in which our loans or deposits are concentrated or regulatory restrictions.  In addition, our ability to continue to attract deposits and other funding or liquidity sources is subject to variability based upon additional factors including volume and volatility in the securities markets and the relative interest rates that we are prepared to pay for these liabilities.  We do not maintain significant additional sources of liquidity through potential sales in our investment portfolio or liquid assets at the holding company level.  Our potential inability to maintain adequate sources of funding or liquidity may, among other things, inhibit our ability to fund asset growth or negatively impact our financial condition, including our ability to pay dividends or satisfy our obligations.

If we do not maintain our capital requirements and our status as a “well-capitalized” bank, there could an adverse effect on our liquidity and our ability to fund our loan portfolio.

We are subject to regulatory capital adequacy guidelines. If we fail to meet the capital adequacy guidelines for a “well-capitalized” bank, it could increase the regulatory scrutiny for the Bank and the Company.  In addition, if we failed to be “well capitalized” for regulatory capital purposes, we would not be able to renew or accept brokered deposits without prior regulatory approval and we would not be able to offer interest rates on our deposit accounts that are significantly higher than the average rates in our market area. As a result, it would be more difficult for us to attract new deposits as our existing brokered deposits mature and do not roll over and to retain or increase existing, non-brokered deposits.  If we are prohibited from renewing or accepting brokered deposits and are unable to attract new deposits, our liquidity and our ability to fund our loan portfolio may be adversely affected.  In addition, we would be required to pay higher insurance premiums to the Federal Deposit Insurance Corporation (“FDIC”), which would reduce our earnings.

We will be subject to more stringent capital requirements in the future, which could adversely affect our results of operations and future growth.

In 2013, the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency approved a new rule that will substantially amend the regulatory risk-based capital rules applicable to us. The final rule implements the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”).  The final rule includes new minimum risk-based capital and leverage ratios which will be effective for us on January 1, 2015, and refines the definition of what constitutes “capital” for purposes of calculating these ratios. The new minimum capital requirements will be (i) a common equity Tier 1 capital ratio of 4.5% and (ii) a Tier 1 to risk-based assets capital ratio of 6%, which is increased from 4%.  The requirements of a total capital ratio of 8% and a Tier 1 leverage ratio of 4% will remain unchanged.  The final rule also establishes a “capital conservation buffer” of 2.5% above the new regulatory minimum capital ratios, and when fully effective in 2019, will result in the following minimum ratios: (a) a common equity Tier 1 capital ratio of 7.0%; (b) a Tier 1 to risk-based assets capital ratio of 8.5%; and (c) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase each year until fully implemented in January 2019. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such activities.  In addition, the final rule provides for a number of new deductions from and adjustments to capital and prescribes a revised approach for risk weightings that could result in higher risk weights for a variety of asset categories.

The application of these more stringent capital requirements to us could, among other things, result in lower returns on equity, require the raising of additional capital, adversely affect our future growth opportunities, and result in regulatory actions such as a prohibition on the payment of dividends or on the repurchase shares if we were unable to comply with such requirements.

New regulations could adversely impact our earnings due to, among other things, increased compliance costs or costs due to noncompliance.

The Consumer Financial Protection Bureau has issued a rule, effective as of January 14, 2014, designed to clarify for lenders how they can avoid monetary damages under the Dodd-Frank Act, which would hold lenders accountable for ensuring a borrower’s ability to repay a mortgage. Loans that satisfy this “qualified mortgage” safe-harbor will be presumed to have complied with the new ability-to-repay standard. Under the Consumer Financial Protection Bureau’s rule, a “qualified mortgage” loan must not contain certain specified features, including but not limited to:

•	excessive upfront points and fees (those exceeding 3% of the total loan amount, less “bona fide discount points” for prime loans);
•	interest-only payments;
•	negative-amortization; and
•	terms longer than 30 years.

Also, to qualify as a “qualified mortgage,” a borrower’s total monthly debt-to-income ratio may not exceed 43%. Lenders must also verify and document the income and financial resources relied upon to qualify the borrower for the loan and underwrite the loan based on a fully amortizing payment schedule and maximum interest rate during the first five years, taking into account all applicable taxes, insurance and assessments. The Consumer Financial Protection Bureau’s rule on qualified mortgages could limit our ability or desire to make certain types of loans or loans to certain borrowers, or could make it more expensive and/or time consuming to make these loans, which could adversely impact our growth or profitability.

Additionally, on December 10, 2013, five financial regulatory agencies, including our primary federal regulator, the Federal Reserve, adopted final rules implementing a provision of the Dodd-Frank Act commonly referred to as the Volcker Rule.  The final rules prohibit banking entities from, among other things, engaging in short term proprietary trading of securities, derivatives, commodity futures and options on these instruments for their own account; or owning, sponsoring, or having certain relationships with hedge funds or private equity funds, referred to as “covered funds.”  On January 14, 2014, the five financial regulatory agencies approved an adjustment to the final rule by allowing banks to keep certain collateralized debt obligations (“CDOs”) acquired before the Volcker Rule was finalized, if the CDOs were established before May 2010 and are backed primarily by trust preferred securities issued by banks with less than $15 billion in assets.  The rules were effective April 1, 2014, but the conformance period has been extended from its statutory end date of July 21, 2014 until July 21, 2017.  While we do not believe that the Volcker Rule will require us to divest any securities in our portfolio, our investment strategy could be limited and our compliance costs could increase as a result of the rule.

Changes in market interest rates could affect our cash flows and our ability to successfully manage our interest rate risk.

Our profitability and financial condition depend to a great extent on our ability to manage the net interest margin, which is the difference between the interest income earned on loans and investments and the interest expense paid for deposits and borrowings. The amounts of interest income and interest expense are principally driven by two factors; the market levels of interest rates and the volumes of earning assets or interest bearing liabilities. The management of the net interest margin is accomplished by our Asset Liability Management Committee. Short term interest rates are highly sensitive to factors beyond our control and are effectively set and managed by the Federal Reserve, while longer term rates are generally determined by the market based on investors’ inflationary expectations. Thus, changes in monetary and or fiscal policy will affect both short term and long term interest rate, which in turn will influence the origination of loans, the prepayment speed of loans, the purchase of investments, the generation of deposits, the rates received on loans and investment securities and the rates paid on deposits or other sources of funding. The impact of these changes may be magnified if we do not effectively manage the relative sensitivity of our earning assets and interest bearing liabilities to changes in market interest rates. We generally attempt to maintain a neutral position in terms of the volume of earning assets and interest bearing liabilities that mature or can re-price within a one year period in order that we may maintain the maximum net interest margin; however, interest rate fluctuations, loan prepayments, loan production and deposit flows are constantly changing and greatly influence this ability to maintain a neutral position.

Generally, our earnings will be more sensitive to fluctuations in interest rates the greater the difference between the volume of earning assets and interest bearing liabilities that mature or are subject to re-pricing in any period. The extent and duration of this sensitivity will depend on the cumulative difference over time, the velocity and direction of interest rate changes, and whether we are more asset sensitive or liability sensitive. Additionally, the Asset Liability Management Committee may desire to move our position to more asset sensitive or more liability sensitive depending upon their expectation of the direction and velocity of future changes in interest rates in an effort to maximize the net interest margin. Should we not be successful in maintaining the desired position, or should interest rates not move as anticipated, our net interest margin may be negatively impacted.

Our future success is dependent on our ability to effectively compete in the face of substantial competition from other financial institutions in our primary markets.

We encounter significant competition for deposits, loans and other financial services from banks and other financial institutions, including finance companies, mortgage companies and credit unions in our market area. A number of these banks and other financial institutions are significantly larger than us and have substantially greater access to capital and other resources, larger lending limits, more extensive branch systems, and may offer a wider array of banking services. To a limited extent we compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations, any of which may offer more favorable financing rates and terms than us. Most of these non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors may have advantages in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

Our inability to successfully manage growth or implement our growth strategy may adversely affect our results of operations and financial condition.

We may not be able to successfully implement our growth strategy if we are unable to identify attractive markets, locations or opportunities to expand in the future.  Our ability to manage growth successfully also depends on whether we can maintain capital levels adequate to support our growth, effective cost controls and adequate asset quality and successfully integrate any businesses acquired into the organization.

As we continue to implement our growth strategy, we may incur increased personnel, occupancy and other operating expenses. We must absorb those higher expenses while we begin to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Thus, our plans to branch could depress earnings in the short run, even if we efficiently execute a branching strategy leading to long term financial benefits.

Our exposure to operational risk may adversely affect us.

Similar to other financial institutions, we are exposed to many types of operational risk, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

Our operations rely on certain external vendors.

We are reliant upon certain external vendors to provide products and services necessary to maintain our day-to-day operations. Accordingly, our operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service agreements. Although we maintain a system of comprehensive policies and a control framework designed to monitor vendor risks, the failure of an external vendor to perform in accordance with the contracted arrangements under service agreements could be disruptive to our operations, which could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our operations may be adversely affected by cyber security risks.

In the ordinary course of business, we collect and store sensitive data, including proprietary business information and personally identifiable information of our customers and employees in systems and on networks. The secure processing, maintenance and use of this information is critical to operations and our business strategy. We have invested in accepted technologies and review processes and practices that are designed to protect our networks, computers and data from damage or unauthorized access. Despite these security measures, our computer systems and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. A breach of any kind could compromise systems and the information stored there could be accessed, damaged or disclosed. A breach in security could result in legal claims, regulatory penalties, disruption in operations, and damage to our reputation, which could adversely affect our business.

Legislative or regulatory changes or actions, or significant litigation, could adversely impact us or the businesses in which we are engaged.

We are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of our operations. Laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance fund. The impact of any changes to laws and regulations or other actions by regulatory agencies may negatively impact us or our ability to increase the value of our business. Additionally, actions by regulatory agencies or significant litigation against us could cause us to devote significant time and resources to defending ourselves and may lead to penalties that materially affect us. Future changes in the laws or regulations or their interpretations or enforcement could be materially adverse us and our shareholders.

Changes in accounting standards could impact reported earnings.

The accounting standard setters, including the Financial Accounting Standards Board, SEC and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

Risks Factors Related to the Offering

Our Series A Preferred Stock ranks junior to our obligations to our creditors and will rank junior to all of our and our subsidiaries’ liabilities in the event of a bankruptcy, liquidation or winding-up of our assets.

The Series A Preferred Stock ranks junior to our obligations to our creditors, including our depositors. If we are in default to these creditors, you may not receive a return of your investment in the Series A Preferred Stock. In the event of bankruptcy, liquidation or winding-up, our assets will be available to pay the liquidation preference of our Series A Preferred Stock only after all of our liabilities have been paid. In addition, our Series A Preferred Stock will effectively rank junior to all existing and future liabilities of our subsidiaries and the capital stock of our subsidiaries held by third parties. The rights of holders of our Series A Preferred Stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors and minority equity holders. In the event of bankruptcy, liquidation or winding-up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of our Series A Preferred Stock then outstanding.

We may not have sufficient cash flow to make payments on the Series A Preferred Stock and our other debt.

Our ability to pay dividends on the Series A Preferred Stock, principal and interest on our debt and to fund our planned capital expenditures, depends on our future operating performance and the ability of our subsidiary bank to pay dividends to us. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive, and regulatory factors. Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on our indebtedness.

If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our other debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. If we cannot make scheduled payments on our debt, we could be forced into receivership or liquidation and you could lose all or part of your investment in the Series A Preferred Stock.

You may not receive dividends on our Series A Preferred Stock or our Common Stock.

Dividends on the Series A Preferred Stock are noncumulative. If our board of directors fails to declare a dividend or we fail to pay a dividend declared by our board of directors on the Series A Preferred Stock for a dividend period, then the holders of the Series A Preferred Stock will have no right to receive a dividend related to that dividend period, and we will have no obligation to pay a dividend for the related dividend period or to pay any interest, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period. See “Description of the Series A Preferred Stock—Dividend Rights.”

Holders of our Series A Preferred Stock and our Common Stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, holders of our Common Stock are subject to the prior dividend rights of any holders of our preferred stock or depositary shares representing such preferred stock then outstanding.

Our ability to declare and pay cash dividends will be dependent upon, among other things, restrictions imposed by the reserve and capital requirements of Virginia and federal banking regulations, our income and financial condition, tax considerations and general business conditions. Also, we are a bank holding company and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

We are a legal entity separate and distinct from our banking and other subsidiaries. Our principal source of cash flow, including cash flow to pay dividends to our stockholders and principal and interest on our outstanding debt, is dividends from the Bank. There are statutory and regulatory limitations on the payment of dividends by the Bank to us, as well as by us to our stockholders. Regulations of both the Federal Reserve and the Virginia State Corporation Commission affect the ability of the Bank to pay dividends and other distributions to us and to make loans to us. If the Bank is unable to make dividend payments to us and sufficient capital is not otherwise available, we may not be able to make dividend payments to holders of our Series A Preferred Stock or our Common Stock.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of our Series A Preferred Stock or our Common Stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, shares of our Common Stock are effectively subordinated to all existing and future liabilities and obligations of our subsidiaries, including the Bank.

Periods of rising interest rates will adversely affect the market price of the Series A Preferred Stock.

As of the date of this prospectus, interest rates are at historically low levels. In periods of rising interest rates, holders of fixed dividend securities like the Series A Preferred Stock should expect to see the market price of the fixed rate security go down.

There is currently no established public market for the Series A Preferred Stock, which could limit their market price or the ability to sell them for an amount equal to or higher than their initial offering price.

There is no established public trading market for the Series A Preferred Stock, and we cannot assure you that an active trading market for the Series A Preferred Stock will develop or be sustained after the completion of the offering. If a trading market does not develop or is not maintained, holders of the Series A Preferred Stock may experience difficulty in reselling, or an inability to sell, the Series A Preferred Stock. If a market for the Series A Preferred Stock develops, any such market may be discontinued at any time. If a public trading market develops for the Series A Preferred Stock, future trading prices of the Series A Preferred Stock will depend on many factors, including, among other things, the price of our Common Stock into which the Series A Preferred Stock is convertible, prevailing interest rates, our operating results and the market for similar securities. Depending on the price of our Common Stock into which the Series A Preferred Stock is convertible, prevailing interest rates, the market for similar securities and other factors, including our financial condition, the Series A Preferred Stock may trade at a discount from their principal amount.

You may suffer dilution of the Common Stock issuable upon conversion of your Series A Preferred Stock.

The number of shares of our Common Stock issuable upon conversion of your Series A Preferred Stock is subject to adjustment only for stock splits and combinations, stock dividends and certain other specified transactions. See “Description of the Series A Preferred Stock—Optional Conversion Right.” The number of shares of our Common Stock issuable upon conversion of your Series A Preferred Stock is not subject to adjustment for other events, including the following:

•	the issuance of shares of our Common Stock for cash or in connection with acquisitions or other transactions, including in exchange for other of our outstanding securities;
•
the issuance of any shares of our Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our Common Stock under any plan;

•
the issuance of any shares of our Common Stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries; or

•
the issuance of any shares of our Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the Series A Preferred Stock were first issued.

The terms of the Series A Preferred Stock do not restrict our ability to offer shares of our Common Stock in the future or to engage in other transactions that could dilute our Common Stock. We have no obligation to consider the interests of the holders of the Series A Preferred Stock in engaging in any such offering or transaction. If we issue additional shares of our Common Stock, that issuance may materially and adversely affect the price of our Common Stock and, because of the relationship of the number of shares of our Common Stock you are to receive on conversion to the price of our Common Stock, such other events may adversely affect the trading price of the Series A Preferred Stock.

If you hold Series A Preferred Stock, you are not entitled to any rights with respect to our Common Stock, but you are subject to all changes made with respect to our Common Stock.

If you hold Series A Preferred Stock, you are not entitled to any rights with respect to our Common Stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Common Stock), but you are subject to all changes affecting the Common Stock. You will only be entitled to rights on the Common Stock if and when we deliver shares of Common Stock to you in exchange for your Series A Preferred Stock. For example, if an amendment is proposed to our articles of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery to you of the shares of Common Stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our Common Stock.

A substantial percentage of the proceeds from the offering may be used to pay for the offering expenses, and there is not a minimum number of securities that we must sell to complete the offering.

The offering is on a best efforts basis, that is, we will use our best efforts to sell the Series A Preferred Stock that we are offering, and the sales agents will use their best efforts to sell the Series A Preferred Stock that we are offering. As a result, there is no condition in the offering to sell any minimum number or dollar amount of shares. To the extent that we sell significantly fewer than the total number of shares that we are offering, you may be one of only a small number of investors to purchase Series A Preferred Stock.  In addition, a substantial percentage of the offering proceeds may be used to pay for the offering expenses, and not for the redemption or repurchase of the subordinated debt of the Bank. A lower amount of net proceeds available may impede our ability to redeem or repurchase the subordinated debt of the Bank and reduce our debt service obligations.

If we do not generate the necessary level of capital, we may issue additional securities in the future, which could dilute your ownership.

If we do not generate the necessary level of capital from this offering, we may have to sell additional securities in order to generate our desired level of capital. We may seek to raise capital through offerings of our Common Stock, securities convertible into Common Stock, or rights to acquire such securities or our Common Stock. Under our articles of incorporation, we have additional authorized shares of Common Stock that we can issue from time to time at the discretion of our board of directors, without further action by the shareholders, except where shareholder approval is required by law. The issuance of any additional shares of Common Stock or convertible securities could be substantially dilutive to shareholders of our Common Stock. Holders of our shares of Common Stock have no preemptive rights that entitle them to purchase their pro-rata share of any offering of shares of any class or series and, therefore, our shareholders may not be permitted to invest in future issuances of our Common Stock and as a result will be diluted.

The trading volume in our Common Stock is lower than that of other financial services companies.

The trading volume in our Common Stock is lower than that of other financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our Common Stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our Common Stock, significant sales of our Common Stock, or the expectation of these sales, could cause our stock price to fall.

The market for our Common Stock historically has experienced significant price and volume fluctuations.

The market for our Common Stock historically has experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years. Generally, the fluctuations experienced by the broader stock market have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our Common Stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our Common Stock to fluctuate substantially.

FORWARD-LOOKING STATEMENTS

Certain information contained in this prospectus may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act.  These forward-looking statements are generally identified by phrases such as “we expect,” “we believe” or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to:

•
Changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries, declines in real estate values in our markets, or in the repayment ability of individual borrowers or issuers;

•	The strength of the economy in our target market area, as well as general economic, market, or business conditions;
•	An insufficient allowance for loan losses as a result of inaccurate assumptions;
•	Our ability to maintain our “well-capitalized” regulatory status;
•	Changes in the interest rates affecting our deposits and our loans;
•
Changes in our competitive position, competitive actions by other financial institutions and the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking markets;

•	Our ability to manage growth;
•	Our potential growth, including our entrance or expansion into new markets, the opportunities that may be presented to and pursued by us and the need for sufficient capital to support that growth;
•	Our exposure to operational risk;
•	Our ability to raise capital as needed by our business;
•	Changes in laws, regulations and the policies of federal or state regulators and agencies; and
•	Other circumstances, many of which are beyond our control.

Although we believe that our expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that our actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $9.5 million, assuming the sale of all $10 million of Series A Preferred Stock offered hereby, after deducting sales agents’ fees and commissions and other estimated expenses. We intend to use the proceeds of the offering for the redemption, repurchase or exchange of the subordinated debt of the Bank.

As of June 30, 2014, the Bank had outstanding $10.2 million in principal amount, and $197 thousand of accrued interest, of subordinated debt.  The maturity dates range from October 1, 2016 to October 1, 2020.  Interest rates are fixed on the debt for the full term, but vary by maturity. Rates range from 7.0% on the debt maturing October 1, 2016, to 8.05% on the debt maturing October 1, 2020.  Redemption prices on the debt range from 100% to 102% of principal amount, depending on the maturity date.  If all $10 million of Series A Preferred Stock are sold in this offering, we intend to use the proceeds to redeem or repurchase approximately $9.1 in principal amount of this debt, plus associated redemption premiums and accrued interest.  In addition, upon the sale of preferred shares to certain prospective purchasers who currently hold the outstanding subordinated debt of the Bank, we may accept, in lieu of cash consideration, such debt with a principal face amount equal to the offering price of the Series A Preferred Stock to be received.  We will make cash payments to these purchasers with respect to any accrued interest on such subordinated debt through the date of closing.  We may decide to redeem additional subordinated debt of the Bank, up to the full $10.2 million outstanding, using available cash following this offering, subject to required regulatory approvals.

The following table sets forth the calculation of our net proceeds from the offering at a price of $25.00 per share.  Because we have not conditioned the offering on the sale of a minimum number of shares, we are presenting this information assuming that we sell 25%, 50% and 100% of the shares of Series A Preferred Stock that we are offering.
	25%	50%	100%

Shares of Series A Preferred Stock sold	100,000	200,000	400,000

Gross offering proceeds	$ 2,500,000	$ 5,000,000	$ 10,000,000
Estimated expenses of the offering (1)	186,788	286,788	486,788

Net proceeds to us	$ 2,313,212	$ 4,713,212	$ 9,513,212

(1)
For purposes of calculating sales agents’ fees and commissions included in estimated offering expenses, we have assumed that our directors and executive officers purchase $550,000 of Series A Preferred Stock in exchange for outstanding subordinated debt of the Bank held by them.

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS AND DISTRIBTUIONS

The table below reflects our ratio of earnings to fixed charges and preferred dividends and distributions on a historical basis for the six months ended June 30, 2014, and for each of the five years in the period ended December 31, 2013:

	Six Months Ended	Year Ended December 31
	June 30, 2014	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges and preferred dividends and distributions	2.96x	2.35x	2.09x	1.79x	1.56x	1.39x

For the purposes of the above calculations, “earnings” consist of income from continuing operations before adjustments for income taxes plus fixed charges. “Fixed charges and preferred dividends and distributions” consist of interest costs and the interest component of rental expense. Prior to this offering, we had no preferred stock outstanding.  We have computed the ratios of earnings to fixed charges and preferred dividends and distributions by dividing earnings by fixed charges plus preferred dividends and distributions.

CAPITALIZATION

The following table sets forth our actual and pro forma consolidated capitalization as of June 30, 2014.  You should read the information set forth in the table in conjunction with “Use of Proceeds” and our historical consolidated financial statements and notes thereto incorporated by reference in this prospectus.

Our capitalization is presented (i) on an actual basis and (ii) on an as-adjusted basis to give effect to (a) the sale of shares of Series A Preferred Stock in this offering and (b) the application of the net proceeds of this offering to fund the redemption or repurchase of the subordinated debt of the Bank as more fully described in “Use of Proceeds.”  We are presenting this information assuming that we sell 25%, 50% and 100% of the shares of Series A Preferred Stock offered hereby for net proceeds of $2.3 million, $4.7 million and $9.5 million, respectively.

	June 30, 2014
	Actual	Pro Forma (1)
		25%	50%	100%
	(dollars in thousands)

Cash and cash equivalents:	$12,686	$12,686	$12,686	$12,686

Liabilities:
Total deposits	$472,250	$472,250	$472,250	$472,250
Short term debt	3,295	3,295	3,295	3,295
Accrued liabilities	8,390	8,390	8,390	8,390
Subordinated debt (1)	10,191	8,116	5,763	1,057
Long term debt	7,500	7,500	7,500	7,500
Total liabilities	$501,626	$499,551	$497,198	$492,492

Stockholders’ equity:
Common Stock, par value $5.00 per share; 6,000,000 shares authorized; 3,288,974 shares issued and outstanding	$16,445	$16,445	$16,445	$16,445
Series A Preferred Stock, par value $5.00 per share; 2,000,000 shares authorized; no shares issued and outstanding (actual); 100,000 shares, 200,000 shares, and 400,000 shares issued and outstanding (pro forma)	--	2,500	5,000	10,000
Retained earnings	51,937	51,937	51,937	51,937
Noncontrolling interest	363	363	363	363
Accumulated other comprehensive income (loss)	(928)	(928)	(928)	(928)
Total stockholders’ equity	$67,817	$70,317	$72,817	$77,817

(1)
Reflects the application of cash proceeds from this offering to redeem or repurchase subordinated debt of the Bank, including associated redemption premiums and accrued interest.  For purposes of this table, we have assumed a redemption price of 102% of the principal amount on all subordinated debt redeemed or repurchased with the proceeds of this offering.  In lieu of cash consideration in certain cases, we may accept subordinated debt with a principal face amount equal to the value of the Series A Preferred Stock to be issued upon the sale of such preferred shares to purchasers who currently hold outstanding subordinated debt of the Bank.  In that event, we would not pay redemption premiums, if any, that would have been required to repurchase such subordinated debt, which would increase our as-adjusted cash balance. We may decide to redeem additional subordinated debt of the Bank, up to the full $10.2 million outstanding, using available cash following this offering, subject to required regulatory approvals.

MARKET FOR COMMON STOCK

We currently have 6,000,000 authorized shares of Common Stock, par value $5.00 per share, and 2,000,000 authorized shares of preferred stock, par value $5.00 per share.  As of  October 6, 2014, there were 3,290,381 shares of Common Stock outstanding and no shares of preferred stock outstanding.  Our Common Stock is quoted on the OTC Markets Group’s OTCQB tier under the symbol “FMBM.”  The closing price of our Common Stock on October 6, 2014 was $18.45.

The following table sets forth the high and low prices of sales of Common Stock known to us, and dividends declared on our Common Stock, for the periods indicated.  The prices listed below are as reported on the OTC Markets Group’s OTCQB tier. They reflect inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions. They also do not include private transactions not involving brokers or dealers. We had 1,858 shareholders of record of our Common Stock as of October 6, 2014.

	High	Low	Dividends Per Share
2012: 1st quarter 2nd quarter 3rd quarter 4th quarter	$ 15.49 18.90 16.75 16.74	$ 13.61 15.05 15.00 14.90	$ 0.16 0.16 0.16 0.16
2013: 1st quarter 2nd quarter 3rd quarter 4th quarter	$ 17.73 18.25 18.30 19.00	$ 15.05 16.57 16.87 16.50	$ 0.17 0.17 0.17 0.17
2014: 1st quarter 2nd quarter 3rd quarter (through October 6)	$ 18.00 19.90 19.25	$ 17.15 17.27 17.50	$ 0.17 0.17 0.17

DIVIDEND POLICY

Dividends on the Series A Preferred Stock are noncumulative. While it is our current intent to pay dividends on the Series A Preferred Stock as scheduled, there is no guarantee that we will do so. If our board of directors fails to declare a dividend on the Series A Preferred Stock for any dividend period, then the holders of the Series A Preferred Stock will have no right to receive a dividend related to that dividend period, and we will have no obligation to pay a dividend for the related dividend period or to pay any interest, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period. See “Description of the Series A Preferred Stock—Dividends.”

We historically have paid cash dividends on a quarterly basis. The final determination of the timing, amount and payment of dividends on our Common Stock is at the discretion of our board of directors and will depend upon the earnings of the Company and its subsidiaries, principally the Bank, the financial condition of the Company and other factors, including general economic conditions and applicable governmental regulations and policies.

On July 17, 2014, our board of directors declared a dividend of $0.17 per share, which was paid on August 8, 2014 to shareholders of record as of July 29, 2014.

Our ability to distribute cash dividends will depend primarily on the ability of our subsidiaries to pay dividends to us. The Bank is subject to legal limitations on the amount of dividends it is permitted to pay. Furthermore, neither the Bank nor we may declare or pay a cash dividend on any of our capital stock if we are insolvent or if the payment of the dividend would render us insolvent or unable to pay our obligations as they become due in the ordinary course of business. In addition, as a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends. The Federal Reserve guidelines generally require us to review the effects of the cash payment of dividends on Common Stock and other Tier 1 capital instruments (i.e., perpetual preferred stock and trust preferred debt) on our financial condition. The guidelines also require that we review our net income for the current and past four quarters, and the level of dividends on Common Stock and other Tier 1 capital instruments for those periods, as well as our projected rate of earnings retention.  For additional information on these limitations, see the discussion of regulations applicable to us in our annual report on Form 10-K for the year ended December 31, 2013.

DESCRIPTION OF THE SERIES A PREFERRED STOCK

This section summarizes the material features, terms and provisions of the Series A Preferred Stock. The terms of the Series A Preferred Stock will be included in an amendment to our articles of incorporation, which will be filed as an exhibit to an amendment of the registration statement filed with the SEC of which this prospectus is a part. The following summary of the material features, terms and provisions of the Series A Preferred Stock does not purport to be complete and may not contain all the information that is important to you. You should read our articles of incorporation, including the amendment, for a more complete understanding of the terms and provisions of the Series A Preferred Stock.

General

Our articles of incorporation authorize the issuance of up to 2,000,000 shares of preferred stock, par value $5.00 per share.

When issued, the Series A Preferred Stock will constitute a single series of our preferred stock, consisting of 400,000 shares, par value $5.00 per share, having a liquidation preference of $25.00 per share, assuming all 400,000 shares of Series A Preferred Stock we are offering hereby are sold. The holders of the Series A Preferred Stock will have no preemptive rights. Dividends on the Series A Preferred Stock will be noncumulative.

We will not be entitled to issue any class or series of our capital stock, the terms of which provide that such class or series will rank senior to the Series A Preferred Stock as to payment of dividends or distribution of assets upon our liquidation, dissolution or winding-up, or that rank on parity with the Series A Preferred Stock and have cumulative dividend rights, without the approval of the holders of at least a majority of the shares of our Series A Preferred Stock then outstanding, voting as a single class. See “—Voting Rights.”

We may, however, from time to time, without notice to or consent from holders of the Series A Preferred Stock, create and issue noncumulative Parity Securities (as defined below) and Junior Securities (as defined below), including additional shares of our Common Stock.  The terms of the Series A Preferred Stock do not restrict our ability to offer shares of our Common Stock in the future or engage in other transactions that could dilute the Common Stock.  While the number of shares of our Common Stock issuable upon conversion of the Series A Preferred Stock is subject to adjustment upon the occurrence of certain events, such an adjustment generally will not be triggered by our issuance of additional shares of our Common Stock for cash, in connection with acquisitions or other transactions, pursuant to a dividend reinvestment plan or pursuant to any benefit plan.  See “—Adjustments to Conversion Price.” As a result, holders of the Series A Preferred Stock may suffer dilution of the Common Stock issuable upon conversation of the Series A Preferred Stock.

As of the date of this prospectus, we are authorized to issue up to 6,000,000 shares of Common Stock, par value $5.00 per share. As of October 6, 2014, we had 3,290,381 shares of our Common Stock issued and outstanding.

Ranking

    The Series A Preferred Stock will, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, rank:

•
senior to our Common Stock and each other class of capital stock or series of preferred stock established after the original issue date of the Series A Preferred Stock (the “Issue Date”) by our board of directors, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as “Junior Securities”);

•
on parity with any class of capital stock or series of preferred stock established after the Issue Date by our board of directors, the terms of which expressly provide that such class or series will rank on parity with the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as “Parity Securities”); and

•
junior to each class of capital stock or series of preferred stock established after the Issue Date by our board of directors, the terms of which expressly provide that such class or series will rank senior to the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as “Senior Securities”).

The rights of the holders of Series A Preferred Stock will be subordinate to the rights of our existing and future debt obligations and our general creditors, including depositors.

Dividends

Dividends on the Series A Preferred Stock will be payable quarterly in arrears, when, as and if authorized and declared by our board of directors out of legally available funds, on a noncumulative basis on the $25.00 per share purchase price, at an annual rate equal to 5.10%. Subject to the foregoing, dividends will be payable in arrears on the last day of March, June, September and December of each year (each, a “Dividend Payment Date”) commencing on December 31, 2014. Each dividend will be payable to holders of record as they appear on our stock register on the first day of the month, whether or not a business day, in which the relevant Dividend Payment Date occurs. Each period from and including a Dividend Payment Date (or the date of the issuance of the Series A Preferred Stock) to but excluding the following Dividend Payment Date is herein referred to as a “Dividend Period.” Dividends payable for each Dividend Period will be computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled Dividend Payment Date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled Dividend Payment Date, and no interest or other amount will accrue on the dividend so payable for the period from and after that Dividend Payment Date to the date the dividend is paid. The term business day means any day that is not Saturday or Sunday and that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Dividends on the Series A Preferred Stock will be noncumulative. If for any reason our board of directors does not authorize and declare a dividend on the Series A Preferred Stock for a Dividend Period, or if the board of directors authorizes and declares less than a full dividend, we will have no obligation to pay any dividend or full dividend for that period, whether or not our board of directors authorizes and declares dividends on the Series A Preferred Stock for any subsequent Dividend Period.

We are not obligated to and will not pay holders of the Series A Preferred Stock any interest or sum of money in lieu of interest on any dividend not paid on a Dividend Payment Date. We are also not obligated to and will not pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above.

There is no sinking fund with respect to dividends.

For information on the federal and state regulatory limitations with respect to our ability to pay dividends, see “Dividend Policy.” For a discussion of the tax consequences of dividends paid on the Series A Preferred Stock, see “Material U.S. Federal Income Tax Consequences.”

Dividend Stopper

So long as any share of Series A Preferred Stock remains outstanding, (1) no cash dividend will be declared and paid or set aside for payment and no distribution will be declared and made or set aside for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) and (2) no shares of Junior Securities will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than as (a) a result of a reclassification of Junior Securities for or into other Junior Securities, or the exchange or conversion of one share of Junior Securities for or into another share of Junior Securities, (b) repurchases in support of our employee benefit and compensation programs or (c) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Securities), unless, in each case, the full dividends for the most recent Dividend Payment Date on all outstanding shares of the Series A Preferred Stock and Parity Securities have been paid or declared and a sum sufficient for the payment of those dividends has been set aside.

For so long as any share of Series A Preferred Stock remains outstanding, we will not declare, pay, or set aside for payment dividends on any Parity Securities for any period unless we have paid in full, or declared and set aside payment in full, in respect of all dividends for the then-current Dividend Period for all outstanding shares of Series A Preferred Stock. To the extent that we declare dividends on the Series A Preferred Stock and on any Parity Securities, but do not make full payment of such declared dividends, we will allocate the dividend payments on a pro rata basis among the holders of the shares of Series A Preferred Stock and the holders of any such Parity Securities. For purposes of calculating the pro rata allocation of partial dividend payments, we will allocate those payments so that the respective amounts of those payments bear the same ratio to each other as all accrued and unpaid dividends per share on the Series A Preferred Stock and all Parity Securities bear to each other.

Redemption

The shares of Series A Preferred Stock will be redeemable at our option and, with the prior approval of the Federal Reserve, if required, in whole or in part, at any time or from time to time, out of funds legally available for payment, on or after the third anniversary of the Issue Date at the cash redemption price of $25.00 per share of Series A Preferred Stock, plus declared and unpaid dividends, if any, from any and all Dividend Payment Dates preceding the date fixed for redemption.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, we will select those to be redeemed pro rata, or by lot, or in any other manner as our board of directors may determine. If a partial redemption of the Series A Preferred Stock would result in the delisting of the Series A Preferred Stock from any national securities exchange on which the shares of Series A Preferred Stock may then be listed, we may only redeem the Series A Preferred Stock in whole.

On and after the date fixed for redemption, provided that the redemption price has been paid or provided for, dividends will no longer be declared on the Series A Preferred Stock called for redemption. These shares will no longer be deemed to be outstanding, and the holders of these shares will have no rights as stockholders, except the right to receive the amount payable on redemption, without interest, upon surrender of the shares of Series A Preferred Stock to be redeemed.

Should we redeem any shares of Series A Preferred Stock, notice of redemption will be given by first-class mail, postage prepaid, mailed not less than 30 days nor more than 60 days before the redemption date, to the holders of record of the shares of Series A Preferred Stock to be redeemed as their addresses appear on our stock register.

Optional Conversion Right

Each share of the Series A Preferred Stock may be converted at any time, at the option of the holder, into 1.111 shares of our Common Stock (which reflects an initial conversion price of $22.50 per share of Common Stock, to the extent the conversion price is increased above $22.50 per share, you will receive a corresponding decrease in the number of shares of our Common Stock upon conversion) plus cash in lieu of fractional shares, subject to anti-dilution adjustments (such rate or adjusted rate, the “Conversion Rate”).

The Conversion Rate and the corresponding conversion price in effect at any given time are referred to as the “Applicable Conversion Rate” and the “Applicable Conversion Price,” respectively, and will be subject to adjustment as described below. The Applicable Conversion Price at any given time will be computed by dividing $25.00 by the Applicable Conversion Rate at such time. See “—Adjustments to Conversion Price.”

If the conversion date is on or prior to the record date for any declared dividend for the Dividend Period in which you elect to convert, you will not receive any declared dividends for that Dividend Period. If the conversion date is after the record date for any declared dividend and prior to the corresponding Dividend Payment Date, you will receive that dividend on the relevant Dividend Payment Date if you were the holder of record on the record date for that dividend; however, whether or not you were the holder of record on the record date, if you convert after a record date and prior to the related Dividend Payment Date, you must pay to the conversion agent when you convert your shares of Series A Preferred Stock an amount in cash equal to the full dividend actually paid on such Dividend Payment Date on the shares being converted, unless your shares of Series A Preferred Stock are being converted as a consequence of a conversion at our option.

Mandatory Conversion at Our Option

We may, at our option, at any time or from time to time cause some or all of the Series A Preferred Stock to be converted into shares of our Common Stock at the then Applicable Conversion Rate. We may exercise our conversion right if, for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, ending on the trading day preceding the date we give notice of mandatory conversion, the Closing Price (defined below) of our Common Stock exceeds the then Applicable Conversion Price of the Series A Preferred Stock.

If less than all of the shares of Series A Preferred Stock are converted, the conversion agent will select the Series A Preferred Stock to be converted by lot, or on a pro rata basis or by another method the conversion agent considers fair and appropriate. If the conversion agent selects a portion of your Series A Preferred Stock for partial mandatory conversion and you convert a portion of the same shares of Series A Preferred Stock, the converted portion will be deemed to be from the portion selected for mandatory conversion.

The “Closing Price” of the Common Stock on any determination date means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which our Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal U.S. national or regional securities exchange on which our Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price for the Common Stock in the over-the-counter market as reported by OTC Markets Group, Inc. or a similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

To exercise the mandatory conversion right described above, we must provide a notice of such conversion to each holder of our Series A Preferred Stock or issue a press release for publication and make this information available on our website, if any. The conversion date will be a date selected by us (the “Mandatory Conversion Date”) and will be no more than 20 and not less than 10 days after the date on which we provide such notice of mandatory conversion or issue such press release. In addition to any information required by applicable law or regulation, the notice of mandatory conversion and press release shall state, as appropriate:

•	the Mandatory Conversion Date;
•	the number of shares of our Common Stock to be issued upon conversion of each share of Series A Preferred Stock; and
•	the number of shares of Series A Preferred Stock to be converted.

Adjustments to Conversion Price

The conversion price will be subject to adjustment if, after the Issue Date, any of the following events occur:

•	we issue any of our Common Stock as a dividend or distribution on any class of our capital stock, subject to certain exceptions;
•	we combine, subdivide or reclassify our Common Stock;

•
we issue to all holders of our Common Stock rights, options or warrants entitling them to subscribe for or purchase our Common Stock at less than the then-current conversion price, subject to certain exceptions;

•
we make a pro rata distribution to all holders of our Common Stock consisting only of cash that, when combined with all other all cash distributions we made within the preceding twelve months and any cash and the fair market value of other consideration paid or payable for any tender offer by us for shares of our Common Stock concluded within the preceding twelve months, in the aggregate exceeds 15% of our market capitalization on the record date of such distribution;

•
we complete a stock repurchase, tender or exchange offer for shares of our Common Stock that involves an aggregate consideration that, together with any cash and other consideration payable in such offer expiring within the preceding twelve months and the aggregate amount of any all cash distributions referenced immediately above to all holders of shares of our Common Stock within the preceding twelve months, exceeds 15% of our market capitalization on the expiration of such stock repurchase, tender or exchange offer; or

•
we make a distribution to all holders of our Common Stock of evidences of our indebtedness or other assets, including securities, but excluding the dividends, distributions, right and warrants referred to above, and excluding any dividend or distribution paid in cash out of retained earnings.

In the case of the items described in the first two bullet points, the conversion price in effect immediately prior to the occurrence of any such event will be adjusted so that the holder of shares of Series A Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of our Common Stock that such holder would have owned or would have been entitled to receive upon or by reason of any of these events, had such shares of Series A Preferred Stock been converted into shares of our Common Stock immediately prior to the occurrence of such event. This adjustment will become effective retroactively (i) in the case of any such dividend or distribution, to the day immediately following the close of business on the record date for the determination of holders of Common Stock entitled to receive such dividend or distribution, or (ii) in the case of any such subdivision, combination or reclassification, to the close of business on the day upon which such corporate action becomes effective; provided, however, if such dividend or distribution is declared but not paid or made, the conversion price shall be readjusted as if such dividend or distribution had not occurred.

In the case of the third bullet point, the conversion price in effect shall be adjusted by dividing the conversion price in effect on the day immediately prior to the record date of such issuance by a fraction (i) the numerator of which is the sum of the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock issued or to be issued upon or as a result of the issuance of such rights, options or warrants (or the maximum number into or for which such convertible or exchangeable securities initially may convert or exchange or for which such options, warrants or other rights initially may be exercised), and (ii) the denominator of which is the sum of the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate consideration for the total number of such additional shares of Common Stock so issued (or into or for which such convertible or exchangeable securities may convert or exchange or for which such options, warrants or other rights may be exercised) plus the aggregate amount of any additional consideration initially payable upon the conversion, exchange or exercise of such security would purchase at the market value of our Common Stock as of the close of business on the day preceding the day on which the announcement by public notice of such issuance was made. If the shares of Common Stock are not delivered pursuant to such rights, options or warrants, upon the expiration or termination of such rights, options or warrants, the conversion price shall be readjusted to the conversion price which would then be in effect had the adjustments made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Common Stock actually issued (or the number of shares of Common Stock actually issued upon conversion, exchange, or exercise of such other securities).

If we distribute rights or warrants (other than those referred to in bullet point three above) pro rata to the holders of our Common Stock, the conversion price shall not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants so long as (x) such rights or warrants have not expired or been redeemed by us, and (y) the holder of any shares of Series A Preferred Stock surrendered for conversion shall be entitled to receive upon such conversion, in addition to the shares of our Common Stock then issuable upon such conversion (the “Conversion Shares”), a number of rights or warrants to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the “Distribution Date”), the same number of rights or warrants to which a holder of a number of shares of Common Stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights or warrants, and (ii) if such conversion occurs after the Distribution Date, the same number of rights or warrants to which a holder of the number of shares of Common Stock into which such shares of the Series A Preferred Stock were convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date had such shares of the Series A Preferred Stock been converted immediately prior to such Distribution Date in accordance with the terms and provisions applicable to the rights and warrants.

In the case of the last three bullet points listed above, the conversion price then in effect shall be adjusted by dividing the conversion price in effect immediately prior to the date of the distribution or completion of the stock repurchase, tender or exchange offer, as the case may be, by a fraction (i) the numerator of which is the market value of our Common Stock for the period ending on the record date for the determination of stockholders entitled to receive such distribution, or, if such adjustment is made upon the completion of a stock repurchase, tender or exchange offer, on the payment date for such offer, and (ii) the denominator of which shall be such market value of our Common Stock less the then fair market value (which means what a willing buyer would pay to a willing seller in an arm’s length transaction as determined by our board of directors whose determination is made in good faith and, absent manifest error, will be final and binding upon the holders) of the portion of the cash, evidences of indebtedness, securities or other assets so distributed or paid in such stock repurchase, tender or exchange offer, applicable to one share of Common Stock (but such denominator shall not be less than one); although no adjustment will be made with respect to any distribution of rights to purchase our securities if the holder would otherwise be entitled to receive such rights upon conversion at any time of shares of the Series A Preferred Stock into shares of our Common Stock. Such adjustment will be made whenever any such distribution is made or stock repurchase, tender or exchange offer is completed, as the case may be, and will become effective retroactively to a date immediately following the close of business on the record date for the determination of stockholders entitled to receive such distribution or on the payment date for such offer.

No adjustment of less than 1% of the conversion price will be required. Any adjustment not made due to this limitation must be carried forward, however, and taken into account in any subsequent adjustment determination.

The market value of our Common Stock will be the average Closing Price of a share of our Common Stock for a thirty consecutive trading day period ending on the day of any conversion.

The Series A Preferred Stock does not have rights protecting its holders against dilution resulting from the sale of additional shares of Common Stock by us.

Business Combinations

In the event of any reclassification of our outstanding shares of Common Stock (other than a change in par value), or in the event of any consolidation, merger or share exchange of the Company with or into another entity or any merger or consolidation of another entity with or into the Company, other than a consolidation, merger or share exchange in which the Company is the resulting or surviving entity and which does not result in any reclassification of the outstanding Common Stock (other than a change in par value), or in the event of any sale, lease or other disposition to another entity of all or substantially all of our assets, other than to one or more of our subsidiaries (any of the foregoing considered a business combination) each share of the Series A Preferred Stock then outstanding shall be convertible, at the option of the holder, or pursuant to and in accordance with our conversion option, into the kind and amount of securities (of the Company or another issuer), cash and other property receivable upon such reclassification or business combination by a holder of the number of shares of Common Stock into which such shares of the Series A Preferred Stock could have been converted immediately prior to such reclassification or business combination, after giving effect to any adjustment event. These provisions apply to successive reclassifications or business combinations. The right of a holder of Series A Preferred Stock to convert the holder’s shares of Series A Preferred Stock into Common Stock prior to the effective date of a reclassification or business combination shall not be affected by this provision. Holders of Series A Preferred Stock shall have no right to vote with respect to such reclassification or business combination, except as specifically required by Virginia law. See “—Voting Rights.”

We may enter into a business combination but in such event:

•
the shares of the Series A Preferred Stock (unless converted) will become shares of such survivor, successor, transferee or lessee, having in respect of such survivor, successor, transferee or less the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, that the shares of the Series A Preferred Stock had immediately prior to such transaction; and

•	we must deliver to the transfer agent an officer’s certificate and an opinion of counsel stating that such transaction complies with our articles of incorporation.

Upon our consummation of a business combination, the successor resulting from such business combination will succeed to, and be substituted for, and may exercise every right and power of ours under the shares of the Series A Preferred Stock, and thereafter, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Series A Preferred Stock.

Fractional Shares

No fractional shares of our Common Stock will be issued to holders of the Series A Preferred Stock upon conversion. In lieu of any fractional shares of Common Stock otherwise issuable in respect of the aggregate number of shares of the Series A Preferred Stock of any holder that are converted, that holder will be entitled to receive an amount in cash (computed to the nearest cent) equal to the same fraction of the Closing Price per share of our Common Stock determined as of the second trading day immediately preceding the effective date of conversion.

If more than one share of the Series A Preferred Stock is surrendered for conversion at one time by or for the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered.

Common Stock Rights

Reference is made to the “Description of Capital Stock” for a description of the rights of holders of Common Stock to be delivered upon conversion of the Series A Preferred Stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of Series A Preferred Stock at the time outstanding will be entitled to receive liquidating distributions in the amount of $25.00 per share of Series A Preferred Stock, plus an amount equal to any declared but unpaid dividends thereon, out of assets legally available for distribution to our stockholders, before any distribution of assets is made to the holders of our Common Stock or any other Junior Securities. After payment of the full amount of such liquidating distributions, the holders of Series A Preferred Stock will not be entitled to any further participation in any distribution of assets by us, and will have no right or claim to any of our remaining assets.

In the event that our assets available for distribution to stockholders upon any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, are insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series A Preferred Stock and the corresponding amounts payable on any Parity Securities, the holders of Series A Preferred Stock and the holders of such other Parity Securities will share ratably in any distribution of our assets in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

For such purposes, our consolidation or merger with or into any other entity, the consolidation or merger of any other entity with or into us, or the sale of all or substantially all of our property or business, will not be deemed to constitute our liquidation, dissolution, or winding-up.

Voting Rights

The holders of our Series A Preferred Stock have no voting rights except as required by Virginia law and as set forth in the articles of incorporation.

So long as any shares of Series A Preferred Stock are outstanding, we will not, without the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class:

•
amend, alter or repeal or otherwise change any provision of our articles of incorporation authorizing and creating the Series A Preferred Stock, if the amendment, authorization or repeal would change the rights, preferences, powers or privileges of the Series A Preferred Stock;

•
create, authorize, issue or increase the authorized or issued amount of any class or series of any of our equity securities, or any warrants, options or other rights convertible or exchangeable into any class or series of any of our equity securities, which would constitute Parity Securities or Senior Securities; provided, however, that the consent of the holders of the Series A Preferred Stock will not be required in connection with:

o the creation, authorization or issuance of Parity Securities or Junior Securities, unless the Parity Securities have cumulative dividend rights; or
o an amendment that increases the number of authorized shares of preferred stock; or
•
consummate a share exchange or reclassification involving shares of Series A Preferred Stock or a merger or consolidation with another entity, unless in each case shares of Series A Preferred Stock remain outstanding and their rights, preferences, powers or privileges remain unchanged.

Miscellaneous

We will at all times reserve and keep available out of the authorized and unissued shares of our Common Stock, solely for issuance upon the conversion of the Series A Preferred Stock, that number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the Series A Preferred Stock then outstanding. Any shares of the Series A Preferred Stock converted into shares of our Common Stock or otherwise reacquired by us shall resume the status of authorized and unissued preferred shares, undesignated as to series, and shall be available for subsequent issuance.

Transfer Agent, Registrar, Paying Agent and Conversion Agent

Registrar and Transfer Company will act as initial transfer agent, registrar and paying agent for the payment of dividends for the Series A Preferred Stock and the conversion agent for the conversion of the Series A Preferred Stock.

We and the transfer agent, registrar, paying agent and conversion agent may treat the registered holder of the Series A Preferred Stock as the absolute owner of the Series A Preferred Stock for the purpose of making payment and settling the related conversions and for all other purposes.

Certificates for Shares of Series A Preferred Stock

All shares of our Series A Preferred Stock offered and sold hereby will be evidenced by stock certificates.  Such certificates will be issued by our transfer agent as soon as practicable following closing of the offering.

We will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the transfer of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the transfer agent and us.

We, however, are not required to issue any certificates representing shares of our Series A Preferred Stock on or after any conversion date thereof. In place of the delivery of a replacement certificate following such conversion date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our common stock issuable pursuant to the terms of our Series A Preferred Stock evidenced by the certificate.

DESCRIPTION OF CAPITAL STOCK

This section summarizes the terms and provisions of our capital stock. The terms of our capital stock are included in our articles of incorporation, as amended, our bylaws, as amended, and applicable provisions of Virginia law. You should read these documents and applicable provisions of Virginia law for a more completed understanding of the terms and provisions of our capital stock.

General

Our authorized capital stock consists of 6,000,000 shares of Common Stock, par value $5.00 per share, and 2,000,000 shares of preferred stock, par value $5.00 per share. As of October 6, 2014, there were 3,290,381 shares of Common Stock outstanding and no shares of preferred stock outstanding.

Common Stock

Dividend Rights. We may pay dividends as declared from time to time by the board out of funds that are legally available, subject to certain restrictions imposed by state and federal laws.

Voting Rights. In all elections of directors, a shareholder has the right to cast one vote for each share of stock held by him or her for as many persons as there are directors to be elected. We do not have cumulative voting rights. On any other question to be determined by a vote of shares at any meeting of shareholders, each shareholder is entitled to one vote for each share of stock held by him or her and entitled to vote.

Preemptive Rights. Holders of Common Stock do not have preemptive rights with respect to issues of Common Stock. Accordingly, your share ownership may be diluted if the board decides to issue additional stock in the future.

Liquidation Rights. Upon liquidation, after payment of all creditors, the remaining assets of our company would be distributed to the holders of Common Stock on a pro-rata basis, subject to the rights of the holders of any share of our preferred stock that may be issued from time to time.

Calls and Assessments. All Common Stock outstanding is fully paid and non-assessable.

The transfer agent and registrar for our Common Stock is Registrar and Transfer Company, Cranford, New Jersey.

Preferred Stock

Our board of directors may, from time to time, by action of a majority, issue shares of the authorized, undesignated preferred stock, in one or more class or series. In connection with any such issuance, our board of directors may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock.  As of the date hereof, the only class or series of preferred stock created or designated by our board of directors is the Series A Preferred Stock.  See “Description of the Series A Preferred Stock.”

Certain Provisions of Our Articles of Incorporation and Bylaws and Virginia Law

General. The following is a summary of the material provisions of our articles of incorporation and bylaws that address matters of corporate governance and the rights of shareholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our board of directors (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by certain shareholders.

Issuance of Additional Shares. Our board of directors may issue additional authorized shares of our capital stock to deter future attempts to gain control of the Company, and the board has the authority to determine the terms of any one or more series of preferred stock, such as voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent board of directors and management to retain their respective positions.

No Cumulative Voting.  Our articles of incorporation do not provide for cumulative voting in the election of directors.

Advance Notice for Shareholder Proposals or Nominations at Meetings.  Our bylaws also prescribe the procedure a shareholder must follow to nominate directors or to bring other business before shareholders’ meetings. For a shareholder to nominate a candidate for director or to bring other business before a meeting, notice must be received by us not less than 60 days and not more than 90 days prior to the date of the meeting; provided, that if less than 70 days’ notice or prior public disclosure of the meeting date is given, then the shareholder’s notice must be received by us not less than 10 days following our notice or public disclosure.  Notice of a nomination for director must describe various matters regarding the nominee and the shareholder giving the notice.  Notice of other business to be brought before the meeting must include a description of the proposed business, the reasons therefor and other specified matters.

Effects of Virginia Anti-Takeover Statutes.

The Virginia Stock Corporation Act contains provisions governing “Affiliated Transactions.” Affiliated Transactions include certain mergers and share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder (as defined below), or reclassifications, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia Stock Corporation Act, an “Interested Shareholder” is generally defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the “Disinterested Directors.” A Disinterested Director means, with respect to a particular Interested Shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the Interested Shareholder.

 The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three-year period has expired and require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation’s Disinterested Directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. We have not adopted such an amendment.

The Virginia Stock Corporation Act also contains provisions regulating certain “control share acquisitions,” which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions also were designed to deter certain takeovers of Virginia public corporations.

Indemnification of Directors and Officers

Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia, as amended (the “Virginia Code”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the Virginia Code and furnishes the corporation with a written undertaking to repay any funds advanced if it is ultimately determined that the director has not met the relevant standard of conduct.  To meet this standard of conduct, the Virginia Code provides that the director must have conducted himself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, was not opposed to its best interests.  In the case of any criminal proceeding, the director must not have had reasonable cause to believe such conduct was unlawful.  In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advancement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

 We are a Virginia corporation. Article 10 of our articles of incorporation contains provisions indemnifying our directors and officers to the full extent permitted by Virginia law.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following summary describes the material U.S. federal income tax consequences relating to the ownership and disposition of the Series A Preferred Stock and to the ownership and disposition of our Common Stock received upon conversion thereof. It applies to you only if you acquire the Series A Preferred Stock in this offering and you hold your Series A Preferred Stock and Common Stock as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules under the U.S. federal income tax laws, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	an insurance company;
•	a tax-exempt organization;
•	a person that owns shares of Series A Preferred Stock or Common Stock that are a hedge or that are hedged against interest rate risks;
•	a person that owns shares of Series A Preferred Stock or Common Stock as part of a straddle or conversion transaction for tax purposes;
•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar; or
•	a U.S. expatriate.

This section does not consider the specific facts and circumstances that may be relevant to a particular holder and does not address alternative minimum tax considerations or the treatment of a holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the U.S., including the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Legislation has been proposed by the current U.S. administration that would change the treatment described below and it is not possible at this time to determine whether such proposed legislation will be enacted. You should consult your tax advisor with respect to such proposals.

If a partnership holds the Series A Preferred Stock or Common Stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Series A Preferred Stock or Common Stock should consult its tax advisor with regard to the U.S. federal income tax treatment of the ownership and disposition of the Series A Preferred Stock and Common Stock received upon the conversion thereof.

U.S. Holders

This subsection describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of Series A Preferred Stock or Common Stock received upon the conversion thereof and you are, for U.S. federal income tax purposes:

•	a citizen of or individual resident in the U.S.;
•	a domestic corporation;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust, if a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this subsection does not apply to you and you should refer to “—U.S. Alien Holders” below.

Distributions on Series A Preferred Stock and Common Stock

In General

In general, distributions with respect to our Series A Preferred Stock and Common Stock will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our Series A Preferred Stock or Common Stock (as applicable) and thereafter as capital gain from the sale or exchange of such Series A Preferred Stock or Common Stock (as applicable). Dividends received by a corporate U.S. holder will be eligible for the dividends-received deduction if you meet certain holding period and other applicable requirements. Dividends paid to a non-corporate U.S. holder will qualify for taxation at special rates if you meet certain holding period and other applicable requirements.

Certain U.S. holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. person’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust, and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year.  “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the Series A Preferred Stock and the Common Stock) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities).  Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain.  Depending on your circumstances, any interest earned or deemed earned on the Series A Preferred Stock and the Common Stock and any gain on sale or other taxable disposition of the Series A Preferred Stock and the Common Stock may be subject to the Medicare Tax.  If you are an individual, estate, or trust, you are urged to consult with your tax advisor regarding application of Medicare Tax to your income and gains in respect of your investment in the Series A Preferred Stock, Common Stock and any associated distributions.

Constructive Distributions

As a holder of Series A Preferred Stock, you might be treated as receiving a constructive dividend distribution from us if (1) the conversion rate is adjusted and as a result of such adjustment your proportionate interest in our assets or earnings and profits is increased and (2) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the conversion rate would not be considered made pursuant to such a formula if the adjustment were made to compensate you for certain taxable distributions with respect to our Common Stock. In addition, in certain circumstances, the failure to make an adjustment of the conversion rate may result in a taxable distribution to you, if as a result of such failure, the proportionate interests of the holders of our Series A Preferred Stock or Common Stock, as applicable, in our assets or earnings and profits is increased. Thus, under certain circumstances, an increase in the conversion rate might give rise to a taxable dividend to you as a holder of Series A Preferred Stock even though you would not receive any cash related thereto.

Extraordinary Dividends

Dividends that exceed certain thresholds in relation to your tax basis in the Series A Preferred Stock or Common Stock could be characterized as an “extraordinary dividend” under the Code. If you are a corporation, you have held the stock for two years or less before the dividend announcement date and you receive an extraordinary dividend, you will generally be required to reduce your tax basis in your stock with respect to which such dividend was made by the non-taxed portion of such dividend. If the amount of the reduction exceeds your tax basis in such stock, the excess is treated as taxable gain. If you are a non-corporate U.S. holder and you receive an extraordinary dividend, you will be required to treat any losses on the sale of our Series A Preferred Stock or Common Stock as long term capital losses to the extent of the extraordinary dividends you receive that qualify for the special rates.

Surrender of Subordinated Debt in Exchange for Series A Preferred Stock

If a U.S. Holder surrenders subordinated debt and we deliver solely our preferred stock in exchange for such debt, such exchange should be a fully taxable transaction. Subject to the discussion of the market discount rules set forth below, the amount of capital gain or loss to be recognized by each U.S. Holder depends on the U.S. Holder’s tax basis in the debt. Each U.S. Holder will recognize income and gain to the extent that the fair market value of preferred stock received exceeds the U.S. Holder’s adjusted tax basis in the debt at the time of the exchange. Alternatively, each U.S. Holder will recognize loss to the extent that the fair market value of preferred stock received is less than the U.S. Holder’s adjusted tax basis in the debt. A U.S. Holder’s adjusted tax basis in the subordinated debt generally will equal the amount paid therefor, increased by any “original issue discount” (“OID”) or market discount previously included in income by such U.S. Holder and reduced (but not below zero) by any payments received by such U.S. Holder. Any such gain or loss will be long term capital gain or loss if the U.S. Holder’s holding period for the debt on the date of the exchange was more than one year.

Additionally, each U.S. Holder will recognize gain with respect to accrued interest on subordinated debt held by the U.S. Holder as a payment of interest upon the exchange. A U.S. Holder’s tax basis in the preferred stock received upon the exchange of debt will be the same as the U.S. Holder’s adjusted tax basis in the debt exchanged therefor at the time of exchange, increased by the amount of gain or decreased by the amount of loss recognized upon the exchange. The holding period for any preferred stock received will begin anew the day after the exchange because the exchange is a fully taxable event. U.S. Holders that are individuals may be entitled to more favorable tax rates and limitations on the deductibility of their losses. You should consult your tax advisor with respect to any proposed exchange.

An exception to the capital gain treatment described above may apply to a U.S. Holder who purchased the subordinated debt at a “market discount.” In general, market discount is the excess, if any, of (1) the sum of the original issue price of the debt and the amount of OID includible in income of all prior holders of the debt for all prior accrual periods, reduced by the amount of all payments made with respect to such debt in all accrual periods prior to the acquisition of the debt by the U.S. Holder, over (2) the U.S. Holder’s tax basis in the debt at the time of the exchange (unless the amount of such excess is less than a specified de minimis amount, in which case market discount is considered zero). In general, unless the U.S. Holder has elected to include market discount in gross income currently as it accrues, any gain realized by a U.S. Holder on the sale of debt having market discount in excess of the de minimis amount generally will be treated as ordinary interest income to the extent of the lesser of (1) the gain recognized or (2) the portion of the market discount that has accrued (on a straight-line basis or, at the election of the U.S. Holder, on a constant-yield basis) while such subordinated debt was held by the U.S. Holder.

Disposition of the Series A Preferred Stock and Common Stock

Upon the sale or other disposition of our Series A Preferred Stock (other than pursuant to a conversion into Common Stock) or our Common Stock received upon conversion thereof, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in such stock. Such capital gain or loss will generally be long term if your holding period in respect of such stock is more than one year. For a discussion of your tax basis and holding period in respect of Common Stock received in the conversion of the Series A Preferred Stock, see below under “—Treatment of the Conversion.” Long term capital gain recognized by a non-corporate U.S. holder is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Treatment of the Conversion of Series A Preferred Stock Into Common Stock

In General

The conversion of Series A Preferred Stock into Common Stock will generally constitute a tax-free recapitalization and you will therefore not recognize any gain or loss on such conversion, except that (1) depending on your circumstances, you will generally include in gross income the amount of cash you receive in respect of accrued and unpaid dividends and (2) your receipt of cash in lieu of a fractional share of Common Stock will generally be treated as if you received the fractional share and then received such cash in redemption of such fractional share. Such redemption will generally result in capital gain or loss equal to the difference between the amount of cash received and your adjusted federal income tax basis in the Common Stock that is allocable to the fractional shares. You should consult your own tax advisor to determine the specific tax treatment of the receipt of cash in lieu of a fractional share in your particular circumstances.

Tax Basis

Your tax basis in the Common Stock you receive upon a conversion of our Series A Preferred Stock (including any basis allocable to a fractional share) will generally equal your tax basis in the Series A Preferred Stock that was converted. Your tax basis in a fractional share will be determined by allocating your tax basis in the Common Stock between the Common Stock you receive upon conversion and the fractional share, in accordance with their respective fair market values. Your holding period for the Common Stock you receive will include your holding period for the Series A Preferred Stock converted.

Other Transactions

In the event your Series A Preferred Stock is converted pursuant to certain transactions (including our consolidation or merger into another person), the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. You should consult your own tax advisor to determine the specific tax treatment of a conversion under such circumstances.

U.S. Information Reporting and Backup Withholding

You will be subject to information reporting with respect to any dividend payments by us to you and proceeds of the sale or other disposition by you of our Series A Preferred Stock and Common Stock, unless you are a corporation or other exempt recipient and appropriately establish that exemption. In addition, such payments will be subject to U.S. federal backup withholding tax, unless you supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. The backup withholding rate is currently 28%. Any amounts withheld under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

U.S. Alien Holders

This subsection describes the tax consequences to a U.S. alien holder. You are a U.S. alien holder if you are the beneficial owner of Series A Preferred Stock or Common Stock received upon the conversion thereof and you are not a U.S. holder and are not a partnership. If you are a U.S. holder, this subsection does not apply to you.

Distributions on Series A Preferred Stock and Common Stock

Except as described below, if you are a U.S. alien holder of our Series A Preferred Stock or Common Stock, actual and constructive dividends paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us:

•
a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a U.S. alien holder that is an estate or trust, such forms certifying the status of each beneficiary of the estate or trust as) a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments; or

•
in the case of payments made outside the U.S. to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the U.S.), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

In the case of a constructive dividend as described above under “—U.S. Holders—Distributions on Series A Preferred Stock and Common Stock,” because such constructive distributions will not give rise to any cash from which any applicable U.S. federal withholding tax can be satisfied, we intend to set off any withholding tax that we are required to collect with respect to any such constructive distribution against cash payments and other distributions otherwise deliverable to you.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the U.S., and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the U.S., we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that:

•	you are a non-U.S. person; and
•	the dividends are effectively connected with your conduct of a trade or business within the U.S. and are includible in your gross income.

 “Effectively connected” dividends are taxed at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations.

If you are a corporate U.S. alien holder, “effectively connected” dividends that you receive may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Disposition of the Series A Preferred Stock and Common Stock

If you are a U.S. alien holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of your Series A Preferred Stock and Common Stock unless:

•
the gain is “effectively connected” with your conduct of a trade or business in the U.S., and the gain is attributable to a permanent establishment that you maintain in the U.S., if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;

•	you are an individual, you are present in the U.S. for 183 or more days in the taxable year of the sale and certain other conditions exist; or
•
we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes and certain other conditions are met. We have not been, are not and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

If you are a corporate U.S. alien holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Treatment of the Conversion

In General

Generally, if you are a U.S. alien holder, you will not recognize any gain or loss on the conversion of the Series A Preferred Stock for our Common Stock except that (1) depending on your circumstances, the amount of cash and Common Stock you receive in respect of accrued, cumulated and unpaid dividends will generally be treated as, and we intend to withhold tax from such amounts as described above under “—Distributions on Series A Preferred Stock and Common Stock,” and (2) cash received in lieu of a fractional share of Common Stock will generally be treated as described above under “—Disposition of the Series A Preferred Stock and Common Stock” (measured by the difference between the cash received in lieu of the fractional share and your tax basis in the fractional share as set forth in “—U.S. Holders—Treatment of the Conversion of Series A Preferred Stock Into Common Stock”).

Other Transactions

In the event your Series A Preferred Stock is converted pursuant to certain transactions (including our consolidation or merger into another person), the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. You should consult your own tax advisor to determine the specific tax treatment of a conversion under such circumstances.

Backup Withholding and Information Reporting

In general (and except as described below), backup withholding and information reporting will not apply to a distribution of dividends on our Series A Preferred Stock and Common Stock paid to you, or to the proceeds from the disposition of the Series A Preferred Stock or Common Stock by you, in each case, if you certify under penalties of perjury that you are a non-United States person and we do not have actual knowledge or reason to know to the contrary. In general, if your Series A Preferred Stock or Common Stock is not held through a qualified intermediary, the amount of dividends, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the Internal Revenue Service.

Any amounts withheld under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU OF THIS OFFERING IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES.

PLAN OF DISTRIBUTION

We have engaged FIG Partners, L.L.C. and Compass Point Research & Trading, LLC to act as our sales agents for the offering.

The sales agents have agreed, subject to the terms and conditions contained in a sales agency agreement with us, to sell in a public offering, on a “best efforts” basis, the Series A Preferred Stock.  Each of the sales agents is a broker-dealer registered with the Financial Industry Regulatory Authority.  Because the public offering is on a best efforts basis, the sales agents will not have any obligation or commitment to sell any dollar amount or number of shares or to acquire any shares for their own account or with a view to their distribution.  The sales agents may engage one or more additional broker-dealers to assist in selling shares in the public offering as selling agents.

The offering is not contingent upon the sale of a minimum number of shares or a minimum aggregate offering amount.  We may, in our sole discretion, conduct multiple closings of the offering at any time, no matter the number of shares or amount subscribed for at such time, and additional closings may occur thereafter until such time as all shares offered have been sold.

The Series A Preferred Stock will not be listed for trading on any stock exchange nor will they be available for quotation on any national quotation system.

Investors must pay in full for all shares at the time of investment. Payment for the shares may be made (i) by wire transfer of immediately available funds to the Company, (ii) by check, bank draft or money order made payable to “F & M Bank Corp.” and delivered to the sales agents or the Company, or (iii) by delivery to the Company of subordinated debt of the Bank with a principal face amount equal to the offering price of the shares being purchased. Upon receipt of a check, bank draft or money order, the sales agents will transmit such check, bank draft or money order to the Company by noon of the next business day following receipt. The sales agents will inform prospective purchasers of the anticipated date of each closing.  Proceeds of the offering will be deposited in a non-interest bearing account at the Bank pending closing.  If for any reason we determine not to close the offering, any investor funds deposited in our account pending closing will be returned promptly, without interest or penalty.

The sales agents have advised us that they propose to offer the shares to the public at the public offering price on the cover page of this prospectus. The following table shows the public offering price, the sales agents’ fees to be paid by us to the sales agents and the proceeds, before expenses, to us.

	Per Share	Total
Price to public	$ 25.00	$ 10,000,000
Sales agents’ fees and commissions	$ 1.00	$ 383,500
Proceeds, before expenses, to us	$ 24.00	$ 9,616,500

The sales agents will receive a fee of 4% of the gross proceeds of shares sold in the offering, but have agreed to accept a reduced fee of 1% of the gross proceeds with respect to shares purchased by investors in exchange for subordinated debt of the Bank, and 2% of the gross proceeds with respect to shares sold in the offering to the Company’s directors and executive officers.  The table above assumes that (i) all shares will be sold, (ii) directors and executive officers of the Bank will purchase 22,000 shares in exchange for subordinated debt of the Bank and (iii) a fee of 4% of the gross proceeds will be paid to the sales agents for all shares sold in the offering, other than the 22,000 shares sold to directors and executive officers in exchange for subordinated debt of the Bank for which a 1% fee will be paid.  We have agreed to reimburse the sales agents for their reasonable out-of-pocket expenses in connection with the offering, including legal fees, up to a limit of $50,000.  The sales agents’ fees and expenses will be paid at each closing of the offering.  Pursuant to the sales agency agreement, FIG Partners, L.L.C. will receive 65% of the aggregate sales commission and Compass Point Research & Trading, LLC will receive 35% of the aggregate sales commission.  We have also agreed to indemnify the sales agents and certain of their affiliated persons against certain claims, liabilities and expenses arising in connection with the public offering, or contribute to payments they may be required to make in respect thereof.

The sales agents and certain of their affiliates are financial institutions engaged in various activities, which may include investment banking, securities trading, financial advisory, investment management, investments, hedging, financing and brokerage activities. The sales agents and certain of their affiliates have in the past provided, and may from time to time in the future provide, certain financial advisory, investment banking or other services to us, for which they in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the sales agents may presently, or in the future, hold a broad array of investments and trade debt and equity securities (or related derivative securities) and financial instruments for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

On March 20, 2014, we sold an aggregate of 774,231 shares of our Common Stock pursuant to purchase agreements with certain accredited investors at a price of $16.50 per share, or an aggregate of approximately $12.8 million, in the Private Placement.  The shares were offered and sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) of such act and Rule 506(b) of Regulation D promulgated thereunder. FIG Partners, L.L.C. and Compass Point Research & Trading, LLC served as placement agents with respect to the Private Placement and received compensation of $615,475 in the aggregate upon the closing of the transaction.

Other than the agreements with the sales agents, as described herein, we do not know of any existing agreements between or among any shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the Series A Preferred Stock in this offering.

Pursuant to the sales agency agreement, the obligations of the sales agents to solicit offers to purchase the shares and of investors solicited by the sales agents to purchase our shares are subject to approval of certain legal matters by counsel to the sales agents. The sales agents’ obligations under the sales agency agreement are subject to various conditions which are customary in transactions of this type, including (i) the continued accuracy of the representations and warranties made by us and the performance of our covenants; (ii) the absence of material adverse changes in the financial markets or in our business; and (iii) our delivery of customary closing documents and the delivery of legal opinions to the sales agents.

Directors, executive officers and other authorized representatives of the Company may participate in the solicitation of offers to purchase shares in the offering and in doing so will comply with SEC Rule 3a4-1. Such individuals will not be compensated in connection with their participation in the offering.  Our executive officers, directors, principal shareholders or their affiliates may also acquire shares in this offering. Any purchases by executive officers, directors, principal shareholders or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

In connection with this offering, the sales agents may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

We will offer and sell the Series A Preferred Stock only to investors in California, Connecticut, Illinois, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Virginia and West Virginia.  In other states, we will not sell the Series A Preferred Stock to investors.

EXPERTS

Our consolidated financial statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, have been incorporated by reference in this prospectus in reliance upon the report of Elliott Davis, LLC, registered independent public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of our Series A Preferred Stock offered and certain other legal matters will be passed upon for F & M Bank Corp. by the law firm of Williams Mullen, Richmond, Virginia.  LeClairRyan, A Professional Corporation, Richmond, Virginia, will pass upon certain legal matters for the sales agents in connection with this offering.

Up to $10,000,000 of

F & M BANK CORP.

5.10% SERIES A NONCUMULATIVE MANDATORILY CONVERTIBLE PREFERRED STOCK

PROSPECTUS

      October 7, 2014